

October 20, 2011

<u>Via Email</u>
Carissa L. Rodeheaver
Chief Financial Officer
First United Corporation
19 South Second Street
Oakland, Maryland 21550-0009

> **Re:** **First United Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed March 9, 2011**
> **Form 10-Q for Fiscal Quarter Ended**
> **June 30, 2011**
> **Filed August 11, 2011**
> **File No. 0-14237**

Dear Ms. Rodeheaver:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief